Mail Stop 3561

March 18, 2008

Stephen M. Watters
Chief Executive Officer
Vertical Health Solutions, Inc.
2595 Tampa Road, Suite E
Palm Harbor, Florida 34684

>   **Re: Vertical Health Solutions, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **File No. 001-31275**

Dear Mr.Watters:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

>   Sincerely,

>   Tia Jenkins
>   Senior Assistant Chief Accountant
>   Office of Beverages, Apparel and
>   Health Care Services